July 15, 2005

Jeffrey B. Werbitt
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BellaVista Capital, Inc., Schedule TO-T filed June 22, 2005 by MacKenzie Patterson Fuller, Inc. and its affiliates, the Purchasers
     SEC File No. 5-80316

Dear Mr. Werbitt:

Thank you for your letter dated July 5, 2005 regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

      1. I am assuming for the purposes of responding to this comment that you meant that the Purchasers (not "BellaVista") will file an amendment and to the extent necessary, extend the Expiration Date if there is a reduction in price. We confirm our understanding that a reduction would require dissemination of revised materials to shareholders.

      2. Financial statements of the purchasers would not add material disclosure to the available information. As disclosed, the offer will be funded through the existing capital of the Purchasers. As stated in the offer materials, the purchasers have aggregate capital which is more than adequate to fund the offer. The specific facts and circumstances of this offer should be understood. Absent a tender offer filed under Section 14(d)(1) of the Securities Exchange Act, the Purchasers would have little or no access to the security holders and the holders would have little or no access to potential purchasers. Because of the lack of liquidity of the securities, the uncertainty as to the underlying value of the securities and the issuer's assets, and the extraordinary per share costs of using a tender offer as the means for purchasing the securities, the offer prices are substantially discounted from the estimates of liquidation value of the issuers. It is therefore anticipated that only those securities holders who have an immediate need for liquidity will seek to sell their securities. Based on the extensive past experience of both the Purchasers and others who have tendered for illiquid securities in similar circumstances, the Purchasers do not reasonably expect to receive more than 10% to 25% of the total number of securities sought and will likely receive substantially less than that. Of course, the Purchasers could have tendered for 100% and would not have expected any different response, but such a tender would have been unrealistic. Accordingly, while the Purchasers are prepared and able to fund the entire Offer, as a practical matter, the actual funds necessary to complete the Offer are reasonably expected to be substantially less than the cash

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July 15, 2005
Page 2 of 3


            reserves held by the Purchasers. This Offer is for immediate cash payment and no securities of the bidder are to be used. No evaluation of securities or credit risk is therefore relevant to this offer. The bidder neither seeks control, nor would it, if successful in purchasing all securities sought, gain control of any issuer, so no evaluation of the bidders' financial condition is relevant in that respect. No market exists for the securities and no competing bidder is seeking to purchase the securities, so no real alternative opportunities are available to be evaluated over the period of the offer. We not only disclose that we will finance the Offer with cash on hand, we also disclose the amount of cash on hand that we have to finance the Offer as well as the fact that we have sufficient cash on hand to finance all other outstanding offers. Lastly, we are only tendering for 9.34% of the shares, so even if fully subscribed, we would not even approach having any modicum of control over the corporation, so the Purchasers' financial statements would seem to be even more immaterial than in an offer where a larger position might be obtained.

      3. The Schedule TO discloses that "The Purchasers currently have sufficient funded capital to fund all of their commitments under this offer and all other tender offers they are presently making." (See "DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?" on page
            5). We do not believe that the actual dollar amount for which the Purchasers may be liable under the other offers is material to a unit holder in this Offer, so long as there is no possibility that the Purchasers in this Offer would be unable to purchase tendered units. Furthermore, anyone interested in finding out about the other Offers can find that information on your EDGAR database or in your offices, as disclosed in the Schedule TO.

      4.    See our response to comments 2 and 3.

      5. We do not believe Unit holders would ever have to pay such fees. This could only be an issue when a security can be held in "street name" by a brokerage firm. We believe that all of the Shares of this company are held in the name of the record holder (they are not DTC-eligible and do not have a CUSIP number).

      6. On page 2 our disclosure appears to comport with your comment; we confirm our understanding that any condition must be satisfied or waived by the Expiration Date and that payment must be made promptly upon confirmation of ownership or presentation of certificates after the expiration of the Offer.

      7. The penultimate sentence of the first paragraph of Section 5 states that "The Purchasers may also be required by applicable law to disseminate to Shareholders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer." We confirm that we understand the requirements of Rule 14d-4 and 6.

      8. We disclose this potential conflict without being able to state what the conflict might be because we don't really know what conflict could arise. Hence, we also say because the Depository's role is administrative only, any conflict would be immaterial. The reason for this disclosure is just to raise the issue that the Depository is not an independent party.

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July 15, 2005
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      9.    Please see Schedule I, where the requested  information is provided.
            Shareholders are referred to this Schedule in Section 11.

      10. You have requested that we acknowledge, and we hereby acknowledge (and we have the authority to do so on behalf of all filing persons), that we are responsible for the adequacy and accuracy of the disclosure in the filings and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions or further comments.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext.206
(925) 871-4046 (Fax)
chip@mpfi.com